SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO TO ISSUE PERPETUAL SECURITIES

(São Paulo, July 25, 2005) Unibanco – União de Bancos Brasileiros S.A., acting through its Grand Cayman Branch, today announces the issuance of Perpetual Non-cumulative Junior Subordinated Securities in the total amount of US$500 million.

Interest on the Securities will accrue at a rate of 8.7% per annum and will be paid on a quarterly basis. The Securities will be perpetual securities with no fixed maturity date or mandatory redemption date, and may be subject to redemption by Unibanco, in whole, but not in part, on July 29, 2010 or on any interest payment date occurring thereafter, upon Brazilian Central Bank’s approval. The Securities received a rating of Ba2 by Moody’s Investors Service, Inc.

The issuance, which is being offered principally in the Asian and private banking markets, will expand Unibanco's breadth of offerings in the international capital markets and its investor base, while further solidifying Unibanco's funding sources.

The Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For more information please contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Av. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3813-6182
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 25, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.